大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 Fax (65) 6534 2334
www.uobgroup.com
Co. Reg. No. 193500026Z

Our ref: ANN/UOB2008/UOB-A23/VC/at

31 October 2008

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

08005962

SUPPL

Dear Sir

UOB ANNOUNCEMENTS

We enclose the following announcements for your information:-

1. Announcement dated 30 October 2008 captioned "Completion of De-listing Tender Offer for UOB Buana"; and

2. Announcement dated 31 October 2008 captioned "Unaudited results for the nine months/third quarter ended 30 September 2008".

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

PROCESSED
NOV 25 2008
THOMSON REUTERS

Leo Hee Wui
Assistant Secretary

Enc

11/24

UOB 大華銀行

United Overseas Bank Limited
(Incorporated in the Republic of Singapore)
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

ANNOUNCEMENT

COMPLETION OF DE-LISTING TENDER OFFER FOR UOB BUANA

Singapore, 30 October 2008 - Further to its announcement on 18 June 2008, United Overseas Bank Limited ("UOB") wishes to announce that its wholly-owned subsidiary, UOB International Investment Private Limited ("UOBII") has undertaken a de-listing tender offer for approximately 38.9% of the shares in P.T. Bank UOB Buana Tbk ("UOB Buana") at Rp 1,638 per share ("De-Listing Tender Offer"). The De-Listing Tender Offer price, which was settled in cash, took into account the price paid in comparable transactions in Indonesia. The De-listing Tender Offer was made on 22 September 2008, and closed on 21 October 2008.

As at the close of the De-listing Tender Offer, UOBII has received acceptances of 2,519,515,739 UOB Buana shares, thereby increasing UOBII's shareholding in UOB Buana from 61.1% to approximately 99%. Of the remaining UOB Buana shares not held by UOBII, 1% is held by an Indonesian resident in accordance with Indonesian regulatory requirements. Following the close of the De-listing Tender Offer, UOB Buana will be delisted from the Indonesia Stock Exchange. Subject to Indonesian regulatory approval, UOB Buana will also be converted from a public to a private company.

As at 30 September 2008, the total assets of UOB Buana amounted to Rp19.47 trillion. UOB Buana share price closed at Rp1,200 yesterday.

Credit Suisse (Singapore) Limited was UOB's financial adviser in the above transaction.

Chan

Mrs Vivien Chan
Company Secretary

UOB 大華銀行

UNITED OVERSEAS BANK LIMITED
Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

To : All Shareholders

The Board of Directors of United Overseas Bank Limited wishes to make the following announcement:

Financial Results
The unaudited financial results of the Group for the nine months / third quarter of 2008 are enclosed.

Ordinary Share Dividend
No dividend on ordinary shares has been declared for the quarter.

Preference Share Dividends
On 15 September 2008, semi-annual dividend at an annual rate of 5.796% totalling USD14.5 million (17 September 2007: USD14.5 million) was paid on the 5,000 non-cumulative, non-convertible guaranteed SPV-A preference shares issued by the Bank's wholly-owned subsidiary, UOB Cayman I Limited.

No dividend was paid during the quarter on the S$1.32 billion Class E non-cumulative, non-convertible preference shares issued by the Bank.

Confirmation by Directors
The Board of Directors hereby confirms that, to the best of its knowledge, nothing has come to its attention which may render the unaudited financial results of the Group for the nine months / third quarter of 2008 to be false or misleading.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED

Mrs Vivien Chan
Secretary

Dated this 31st day of October 2008

The results are also available at the Bank's website at www.uobgroup.com

United Overseas Bank Limited

Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

Group Financial Report
for the Nine Months / Third Quarter 2008

Contents

Notes:

1 The financial statements are presented in Singapore dollars.
2 Certain comparative figures have been restated to conform with the current period's presentation.
3 Certain figures in this report may not add up to the respective totals due to rounding.
4 Amounts less than $500,000 in absolute term are shown as "0".
"NM" denotes not meaningful.

Financial Highlights

	9M08	9M07	+/(-) %	3Q08	2Q08	+/(-) %	3Q07	+/(-) %
Profit and Loss Summary ($m)								
Net interest income	**2,618**	2,237	17.0	**893**	873	2.3	714	25.1
Non-interest income	**1,284**	1,360	(5.6)	**319**	550	(41.9)	393	(18.6)
Total income	**3,902**	3,597	8.5	**1,213**	1,424	(14.8)	1,107	9.6
Less: Total expenses	**1,518**	1,463	3.8	**504**	518	(2.8)	487	3.5
Operating profit	**2,384**	2,134	11.7	**709**	905	(21.7)	620	14.4
Less: Intangible assets	**8**	9	(7.3)	**3**	3	9.0	3	5.6
Less: Impairment charges	**427**	172	147.8	**158**	180	(12.5)	4	NM
Add: Share of profit of associates	**89**	159	(44.5)	**32**	34	(5.1)	47	(31.3)
Less: Tax and minority interests	**432**	509	(15.1)	**105**	156	(32.5)	159	(33.9)
Net profit after tax [1]	**1,605**	1,603	0.1	**475**	601	(20.9)	501	(5.1)
Financial Indicators								
Income mix (%)								
Net interest income	**67.1**	62.2	4.9% pt	**73.7**	61.3	12.4% pt	64.5	9.2% pt
Non-interest income	**32.9**	37.8	(4.9)% pt	**26.3**	38.7	(12.4)% pt	35.5	(9.2)% pt
Profit distribution (%)								
Singapore	**73.7**	71.4	2.3% pt	**72.1**	79.3	(7.2)% pt	66.7	5.4% pt
Overseas	**26.3**	28.6	(2.3)% pt	**27.9**	20.7	7.2% pt	33.3	(5.4)% pt
Basic earnings per ordinary share ($) [2, 3]	**1.39**	1.38	0.7	**1.23**	1.57	(21.7)	1.29	(4.7)
Return on average ordinary shareholders' equity (%) [2, 3]	**13.1**	12.8	0.3% pt	**11.9**	14.8	(2.9)% pt	11.9	-
Return on average total assets (%) [3]	**1.18**	1.27	(0.09)% pt	**1.04**	1.32	(0.28)% pt	1.18	(0.14)% pt
Net interest margin (%) [3]	**2.21**	2.05	0.16% pt	**2.21**	2.23	(0.02)% pt	1.93	0.28% pt
Expense / Income ratio (%)	**38.9**	40.7	(1.8)% pt	**41.6**	36.4	5.2% pt	44.0	(2.4)% pt
Net dividend per ordinary share (¢)								
Interim	**20.0**	16.4	22.0	-	20.0	(100.0)	-	-
Special interim	-	12.3	(100.0)	-	-	-	-	-
Total	**20.0**	28.7	(30.3)	-	20.0	(100.0)	-	-

Notes:

1 Refer to profit attributable to equity holders of the Bank.

2 Calculated based on profit attributable to equity holders of the Bank net of preference share dividends incurred for the financial period.

3 Computed on an annualised basis.

Financial Highlights *(cont'd)*

	Sep-08	Jun-08	+/(-)	Sep-07	+/(-)
			%		%
Financial Indicators *(cont'd)*					
Customer loans (net) ($m)	**100,433**	97,395	3.1	85,161	17.9
Customer deposits ($m)	**113,123**	109,004	3.8	104,798	7.9
Loans / Deposits ratio (%) [1]	**88.8**	89.3	(0.5)% pt	81.3	7.5% pt
NPL ratio (%) [2]	**1.5**	1.5	-	2.3	(0.8)% pt
Total assets ($m)	**181,436**	180,797	0.4	172,192	5.4
Shareholders' equity ($m) [3]	**17,155**	16,583	3.5	17,249	(0.5)
Revaluation surplus ($m) [4]	**3,267**	3,270	(0.1)	2,442	33.8
Net asset value ("NAV") per ordinary share ($) [5]	**9.96**	10.46	(4.8)	10.84	(8.1)
Revalued NAV per ordinary share ($) [5]	**12.13**	12.63	(4.0)	12.45	(2.6)
Net tangible asset per ordinary share ($) [5]	**7.16**	7.66	(6.5)	8.03	(10.8)
Capital adequacy ratios (%)					
Tier 1	**11.2**	10.2	1.0% pt	10.2	1.0% pt
Total	**15.5**	14.4	1.1% pt	14.8	0.7% pt

Notes:

1 Refer to net customer loans and customer deposits.

2 Refer to non-performing loans (excluding debt securities and contingent assets) as a percentage of gross customer loans.

3 Refer to equity attributable to equity holders of the Bank.

4 Refer to revaluation surplus on properties not recognised in the financial statements.

5 Preference shares were excluded from the computation.

Performance Review

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") with modification to FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning, as provided in Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by Monetary Authority of Singapore ("MAS"). The accounting policies and computation methods adopted in the financial statements for the nine months of 2008 are the same as those adopted in the audited financial statements for the financial year ended 31 December 2007.

On 30 October 2008, the Accounting Standards Council issued the amendments to FRS39 Financial Instruments: Recognition and Measurement and FRS107 Financial Instruments: Disclosures - Reclassification of Financial Assets, with an effective date from 1 July 2008. The amended standards permit reclassification of certain financial instruments under prescribed circumstances. The Group is reviewing its position and will reflect the changes, if any, in its fourth quarter 2008 announcement.

Nine Months 2008 ("9M08") versus Nine Months 2007 ("9M07")

The Group's net profit after tax ("NPAT") of $1,605 million in 9M08 was marginally higher than that achieved in 9M07. Operating profit growth of 11.7% was largely negated by higher impairment charges, reflecting the difficult global financial conditions.

Total operating income rose 8.5% to $3,902 million. The increase was driven by higher interest income from expanded loan portfolio and gapping activities, as well as higher rental income. These were partly offset by lower fee and commission income from fund management and investment-related activities, lower net trading and investment income and lower gain from sale of foreclosed assets.

Total operating expenses increased 3.8% to $1,518 million. Staff costs increased 5.3% to $808 million largely due to higher headcount to support increased business activities. Other operating expenses rose 2.1% to $711 million mainly on occupancy-related expenses, partly offset by lower depreciation charges on IT assets. Expense-to-income ratio improved 1.8% points to 38.9% due to higher income growth.

Impairment charges increased 147.8% to $427 million. The increase was due to higher individual impairment charges on loans and debt securities. Collective impairment of $184 million was provided in the light of the unstable global equity and credit markets.

Share of pre-tax profit of associates decreased 44.5% to $89 million, mainly due to lower profits recorded by the major associates.

Net customer loans increased 17.9% to $100.4 billion as at 30 September 2008. Non-performing loan ("NPL") ratio was 1.5%, an improvement from the 2.3% a year ago.

Tier 1 and total capital adequacy ratios were higher at 11.2% and 15.5% as at 30 September 2008 respectively. The increase was mainly attributed to the issuance of S$1.32 billion Class E non-cumulative, non-convertible preference shares on 15 September 2008.

Performance Review *(cont'd)*

Third Quarter 2008 ("3Q08") versus Second Quarter 2008 ("2Q08")

Group NPAT decreased 20.9% to $475 million in 3Q08 largely due to lower operating income, partly offset by lower impairment charges.

Total operating income reduced 14.8% to $1,213 million. The increase in net interest income was more than offset by the contraction in non-interest income. The latter was largely due to gain on sale of investment securities in last quarter, coupled with mark-to-market losses on non-trading financial instruments.

Total operating expenses decreased 2.8% to $504 million. The decrease was mainly on staff costs due to lower bonus accrual. Expense-to-income ratio increased 5.2% points to 41.6% due to lower operating income.

Impairment charges decreased 12.5% to $158 million. The decrease was largely due to writeback of provision for a long-term investment and lower individual impairment charges on debt securities, partly negated by higher collective impairment provision.

Net customer loans increased 3.1% to $100.4 billion as at 30 September 2008. NPL ratio of 1.5% was the same as that at last quarter.

Third Quarter 2008 ("3Q08") versus Third Quarter 2007 ("3Q07")

Group NPAT declined 5.1% to $475 million for 3Q08. Operating profit growth of 14.4% was more than offset by higher impairment charges.

Total operating income increased 9.6% to $1,213 million. Net interest income rose 25.1% to $893 million, primarily from loan growth, as well as higher contributions from securities and interbank money market activities. This was partly offset by net loss from trading and investment activities, and lower fee and commission income from fund management and investment-related activities.

Total operating expenses increased 3.5% to $504 million. The increase was largely due to higher occupancy-related expenses and higher staff costs on increased headcount. However, expense-to-income ratio improved 2.4% points to 41.6% due to higher income growth.

Impairment charges increased $154 million to $158 million, mainly due to collective impairment provision for loans and debt securities, and individual impairment charges on loans as opposed to writeback in 3Q07.

Net Interest Income

Net Interest Margin

	9M08			9M07		
	Average Balance	Annualised Interest	Average Rate	Average Balance	Annualised Interest	Average Rate
	$m	$m	%	$m	$m	%
Interest bearing assets						
Customer loans	**96,437**	**4,667**	**4.84**	79,935	4,626	5.79
Interbank balances	**31,764**	**1,121**	**3.53**	37,365	1,595	4.27
Securities	**29,898**	**1,149**	**3.84**	28,442	1,235	4.34
Total	**158,099**	**6,937**	**4.39**	145,742	7,456	5.12
Interest bearing liabilities						
Customer deposits	**110,580**	**1,964**	**1.78**	102,531	2,593	2.53
Interbank balances / other	**42,926**	**1,475**	**3.44**	38,771	1,872	4.83
Total	**153,505**	**3,440**	**2.24**	141,302	4,465	3.16
Net interest margin [1]			**2.21**			2.05

	3Q08			2Q08			3Q07		
	Average Balance	Annualised Interest	Average Rate	Average Balance	Annualised Interest	Average Rate	Average Balance	Annualised Interest	Average Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Interest bearing assets									
Customer loans	**100,025**	**4,700**	**4.70**	95,613	4,537	4.75	81,980	4,478	5.46
Interbank balances	**31,904**	**1,096**	**3.44**	31,880	1,057	3.32	34,634	1,404	4.05
Securities	**28,874**	**1,075**	**3.72**	29,836	1,129	3.78	30,036	1,216	4.05
Total	**160,803**	**6,871**	**4.27**	157,328	6,723	4.27	146,650	7,097	4.84
Interest bearing liabilities									
Customer deposits	**113,871**	**1,914**	**1.68**	110,444	1,846	1.67	105,389	2,468	2.34
Interbank balances / other	**43,297**	**1,404**	**3.24**	42,091	1,365	3.24	37,818	1,796	4.75
Total	**157,168**	**3,318**	**2.11**	152,536	3,211	2.10	143,207	4,264	2.98
Net interest margin [1]			**2.21**			2.23			1.93

Note:

1 Net interest margin represents annualised net interest income as a percentage of total interest bearing assets.

Net Interest Income (cont'd)

Volume and Rate Analysis

	9M08 vs 9M07			3Q08 vs 2Q08			3Q08 vs 3Q07		
	Volume Change	Rate Change	Net Change	Volume Change	Rate Change	Net Change	Volume Change	Rate Change	Net Change
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest income									
Customer loans	714	(683)	31	52	(12)	40	247	(192)	55
Interbank balances	(179)	(176)	(355)	0	9	10	(28)	(50)	(78)
Securities	47	(111)	(64)	(9)	(4)	(13)	(12)	(24)	(35)
Total	583	(970)	(388)	43	(6)	37	208	(266)	(58)
Interest expense									
Customer deposits	152	(623)	(470)	14	3	17	50	(190)	(140)
Interbank balances / other	139	(435)	(296)	9	0	10	62	(161)	(99)
Total	291	(1,058)	(767)	24	3	27	112	(351)	(238)
Change in number of days	-	-	2	-	-	10	-	-	(2)
Net interest income	292	87	381	20	(9)	20	95	85	179

9M08 vs 9M07

Net interest income grew 17.0% to $2,618 million. The increase was mainly contributed by expanded loan portfolio, as well as higher gapping activities. Net interest margin increased 16 basis points to 2.21%, largely due to improved asset mix and lower funding costs.

3Q08 vs 2Q08

Net interest income rose 2.3% to $893 million largely due to increase in loan volume. Net interest margin decreased 2 basis points to 2.21% mainly attributed to higher funding costs.

3Q08 vs 3Q07

Net interest income increased 25.1% to $893 million. The increase was primarily from loan growth, as well as higher contributions from securities and interbank money market activities. Net interest margin grew 28 basis points to 2.21% as a result of improved asset mix and lower funding costs.

Non-Interest Income

	9M08	9M07	+/(-)	3Q08	2Q08	+/(-)	3Q07	+/(-)
	$m	$m	%	$m	$m	%	$m	%
Fee and commission income								
Credit card	**137**	122	12.4	**47**	47	(0.4)	42	10.8
Fund management	**138**	250	(45.0)	**37**	46	(19.9)	89	(58.8)
Futures broking	**26**	25	3.5	**9**	8	3.2	9	0.6
Investment-related	**96**	142	(32.2)	**31**	36	(14.0)	47	(34.9)
Loan-related	**211**	146	44.3	**67**	69	(2.6)	57	17.0
Service charges	**60**	59	2.4	**20**	19	6.2	18	12.8
Trade-related	**155**	140	11.1	**51**	51	(1.5)	47	6.6
Other	**43**	24	78.0	**13**	13	(1.1)	9	43.6
	866	908	(4.6)	**274**	289	(5.4)	319	(14.1)
Dividend income	**55**	47	16.4	**12**	41	(70.7)	9	27.5
Rental income	**81**	54	48.7	**29**	27	8.8	21	40.2
Other operating income								
Net gain / (loss) from:								
Trading activities	**(34)**	99	(134.9)	**(6)**	(35)	83.6	27	(121.4)
Non-trading activities								
Financial instruments measured at fair value to profit and loss	**(104)**	(65)	(60.6)	**(63)**	12	(616.9)	(103)	38.4
Available-for-sale assets and other	**275**	133	106.9	**14**	181	(92.1)	78	(81.6)
	136	167	(18.2)	**(55)**	159	(134.5)	2	NM
Other income	**145**	184	(21.0)	**59**	35	70.6	42	41.0
	282	351	(19.6)	**5**	194	(97.7)	44	(89.6)
Total	**1,284**	1,360	(5.6)	**319**	550	(41.9)	393	(18.6)
Fee and commission income / Total income (%)	**22.2**	25.2	(3.0)% pt	**22.6**	20.3	2.3 % pt	28.8	(6.2)% pt
Non-interest income / Total income (%)	**32.9**	37.8	(4.9)% pt	**26.3**	38.7	(12.4)% pt	35.5	(9.2)% pt

9M08 vs 9M07
Non-interest income decreased 5.6% to $1,284 million. The decrease was mainly due to lower fee and commission income from fund management and investment-related activities, lower net trading and investment income, and lower gain from sale of foreclosed assets.

3Q08 vs 2Q08
Non-interest income declined 41.9% to $319 million, largely due to gain on sale of investment securities in last quarter, coupled with mark-to-market losses on non-trading financial instruments.

3Q08 vs 3Q07
Non-interest income decreased 18.6% to $319 million. The decrease was mainly attributed to net loss from trading and investment activities, and lower fee and commission income mainly from fund management and investment-related activities.

Operating Expenses

	9M08	9M07	+/(-)	3Q08	2Q08	+/(-)	3Q07	+/(-)
	$m	$m	%	$m	$m	%	$m	%
Staff costs	**808**	767	5.3	**262**	279	(5.9)	254	3.2
Other operating expenses								
Revenue-related	**350**	349	0.4	**116**	119	(2.3)	117	(1.1)
Occupancy-related	**149**	126	18.5	**53**	51	5.0	44	21.5
IT-related	**117**	122	(4.1)	**41**	39	4.2	38	7.2
Other	**94**	99	(4.6)	**32**	31	1.6	34	(6.3)
	711	696	2.1	**242**	240	0.8	233	3.7
Total	**1,518**	1,463	3.8	**504**	518	(2.8)	487	3.5
Of which:								
Depreciation of assets	**100**	106	(5.0)	**33**	34	(1.2)	36	(6.4)
Total IT costs [1]	**209**	205	2.0	**71**	71	1.1	64	11.6
Total IT costs / Total operating expenses (%)	**13.8**	14.0	(0.2)% pt	**14.2**	13.6	0.6 % pt	13.2	1.0 % pt
Expense / Income ratio (%)	**38.9**	40.7	(1.8)% pt	**41.6**	36.4	5.2 % pt	44.0	(2.4)% pt
Manpower (number)	**22,484**	21,209	1,275 no.	**22,484**	22,149	335 no.	21,209	1,275 no.

9M08 vs 9M07

Total operating expenses increased 3.8% to $1,518 million. Staff costs increased 5.3% to $808 million mainly due to higher headcount to support business expansion. Other operating expenses increased 2.1% to $711 million mainly due to higher occupancy-related expenses, partly offset by lower depreciation of IT assets. However, expense-to-income ratio improved 1.8% points to 38.9% due to higher income growth.

3Q08 vs 2Q08

Total operating expenses reduced 2.8% to $504 million. The decrease was mainly on staff costs due to lower bonus accrual. Expense-to-income ratio however, increased 5.2% points to 41.6% due to lower operating income.

3Q08 vs 3Q07

Total operating expenses increased 3.5% to $504 million, largely due to higher occupancy-related expenses and staff costs. However, expense-to-income ratio improved 2.4% points to 41.6% due to higher income growth.

Note:

1 Comprise IT staff costs and other IT-related expenses.

Impairment Charges

	9M08	9M07	+/(-)	3Q08	2Q08	+/(-)	3Q07	+/(-)
	$m	$m	%	$m	$m	%	$m	%
Individual impairment on loans								
Singapore	**(8)**	(7)	(11.1)	**4**	(9)	NM	(38)	NM
Malaysia	**66**	39	70.0	**7**	51	(85.5)	3	120.6
Thailand	**33**	62	(47.6)	**3**	24	(88.9)	5	(40.8)
Indonesia	**4**	(6)	NM	**5**	(1)	NM	(2)	NM
Greater China [1]	**3**	(0)	NM	**2**	0	NM	2	13.3
Other	**44**	1	NM	**46**	(0)	NM	0	NM
	142	89	60.3	**67**	65	2.9	(30)	NM
Individual impairment on securities and other assets	**101**	84	20.4	**18**	51	(63.8)	34	(46.0)
Collective impairment	**184**	-	NM	**72**	64	12.6	-	NM
Total	**427**	172	147.8	**158**	180	(12.5)	4	NM

9M08 vs 9M07
Impairment charges increased 147.8% to $427 million. The increase was due to higher individual impairment on loans and debt securities. Collective impairment of $184 million was provided in the light of the unstable global equity and credit markets.

3Q08 vs 2Q08
Impairment charges decreased 12.5% to $158 million. The decrease was largely due to writeback of provision for a long-term investment and lower individual impairment charges on debt securities, partly negated by higher collective impairment provision.

3Q08 vs 3Q07
Impairment charges increased $154 million to $158 million, largely due to collective impairment provision for loans and debt securities, and individual impairment charges on loans as opposed to writeback in 3Q07.

Note:
1 Comprise China, Hong Kong S.A.R. and Taiwan.

Customer Loans

	Sep-08	Jun-08	Dec-07	Sep-07
	$m	$m	$m	$m
Gross customer loans	**102,507**	99,369	94,583	87,131
Less: Individual impairment	**685**	625	645	698
Collective impairment	**1,389**	1,350	1,270	1,272
Net customer loans	**100,433**	97,395	92,669	85,161
By Industry				
Transport, storage and communication	**5,816**	5,809	5,312	4,696
Building and construction	**12,422**	12,644	11,024	9,054
Manufacturing	**11,005**	10,152	9,840	9,614
Non-bank financial institutions	**16,217**	16,695	16,277	13,697
General commerce	**14,675**	13,624	12,825	12,247
Professionals and private individuals	**12,420**	11,996	11,222	10,780
Housing loans	**23,671**	22,976	22,598	21,794
Other	**6,281**	5,473	5,487	5,249
Total (gross)	**102,507**	99,369	94,583	87,131
By Currency				
Singapore dollar	**54,218**	53,427	50,361	45,435
US dollar	**17,643**	16,032	14,146	12,510
Malaysian ringgit	**11,362**	11,019	10,821	10,392
Thai baht	**6,571**	6,246	6,967	6,690
Indonesian rupiah	**2,749**	2,501	2,332	2,271
Other	**9,965**	10,144	9,956	9,833
Total (gross)	**102,507**	99,369	94,583	87,131
By Maturity				
Within 1 year	**40,739**	38,614	38,499	35,383
Over 1 year but within 3 years	**18,713**	17,589	13,764	12,228
Over 3 years but within 5 years	**13,477**	13,839	14,324	12,304
Over 5 years	**29,577**	29,326	27,996	27,217
Total (gross)	**102,507**	99,369	94,583	87,131

Net customer loans grew 3.1% and 17.9% over 30 June 2008 and 30 September 2007 respectively to $100.4 billion as at 30 September 2008. The increase was broad-based across most industries.

Total Deposits

	Sep-08	Jun-08	Dec-07	Sep-07
	$m	$m	$m	$m
Banker deposits	**32,649**	36,455	32,091	33,692
Customer deposits	**113,123**	109,004	106,967	104,798
Total	**145,771**	145,459	139,059	138,490
Loans / Deposits ratio (%)	**88.8**	89.3	86.6	81.3
By Maturity				
Within 1 year	**141,595**	141,802	135,332	134,748
Over 1 year but within 3 years	**2,439**	1,829	1,564	1,582
Over 3 years but within 5 years	**1,208**	1,298	1,707	1,696
Over 5 years	**529**	530	456	465
Total	**145,771**	145,459	139,059	138,490
Customer Deposits by Product Group				
Fixed deposits	**71,919**	68,951	70,424	69,578
Savings deposits	**23,129**	22,753	19,044	18,713
Current accounts	**16,616**	15,915	15,369	14,557
Other	**1,459**	1,386	2,131	1,950
Total	**113,123**	109,004	106,967	104,798

Customer deposits grew 3.8% over 30 June 2008 to $113.1 billion as at 30 September 2008 largely contributed by higher fixed deposits. Against 30 September 2007, customer deposits rose 7.9% largely on increased savings and fixed deposits.

Debts Issued

	Sep-08	Jun-08	Dec-07	Sep-07
	$m	$m	$m	$m
Subordinated debts				
Due after one year (unsecured)	**5,290**	5,027	5,242	5,265
Other debts issued				
Due within one year (secured)	**-**	-	-	638
Due within one year (unsecured)	**467**	852	923	313
Due after one year (unsecured)	**437**	457	502	496
	903	1,309	1,425	1,447
Total	**6,194**	6,337	6,666	6,712

Shareholders' Equity

	Sep-08	Jun-08	Dec-07	Sep-07
	$m	$m	$m	$m
Shareholders' equity	**17,155**	16,583	17,329	17,249
Add: Revaluation surplus	**3,267**	3,270	3,263	2,442
Shareholders' equity including revaluation surplus	**20,422**	19,853	20,592	19,691

Shareholders' equity increased 3.5% over 30 June 2008 to $17.2 billion as at 30 September 2008. The increase was mainly from the issuance of S$1.32 billion Class E non-cumulative, non-convertible preference shares, partly offset by higher revaluation loss on available-for-sale assets.

As at 30 September 2008, revaluation surplus of $3.3 billion on the Group's properties was not recognised in the financial statements.

Changes in Issued Shares of the Bank

	Number of shares ('000)			
	9M08	9M07	**3Q08**	3Q07
Issued ordinary shares (excluding treasury shares)				
Balance at beginning of period	**1,512,163**	1,523,276	**1,505,579**	1,523,101
Exercise of share options granted under the UOB 1999 Share Option Scheme	**171**	480	**32**	54
Share buyback - held in treasury	**(6,723)**	(8,712)	**-**	(8,111)
Balance at end of period	**1,505,611**	1,515,044	**1,505,611**	1,515,044
Preference shares				
Issue of Class E non-cumulative, non-convertible preference shares on 15 September 2008 / balance at end of period	**13,200**	-	**13,200**	-

	Sep-08	Jun-08	Dec-07	Sep-07
	'000	'000	'000	'000
Number of new shares that would have been issued upon exercise of all outstanding options under the UOB 1999 Share Option Scheme	**269**	301	453	472

Non-Performing Assets

	Sep-08	Jun-08	Dec-07	Sep-07
Non-Performing Assets ("NPA") ($m)				
Loans ("NPL")	**1,629**	1,547	1,713	2,030
Debt securities	**314**	292	2	2
Total	**1,943**	1,839	1,715	2,032
By grading				
Substandard	**971**	957	1,106	1,418
Doubtful	**247**	234	76	98
Loss	**725**	648	533	516
Total	**1,943**	1,839	1,715	2,032
By security coverage				
Secured	**868**	852	1,001	1,240
Unsecured	**1,075**	987	714	792
Total	**1,943**	1,839	1,715	2,032
By ageing [1]				
Current	**514**	535	203	209
≤ 90 days	**175**	170	216	142
91 to 180 days	**158**	187	202	201
≥ 181 days	**1,096**	947	1,094	1,480
Total	**1,943**	1,839	1,715	2,032
Cumulative Impairment ($m)				
Individual	**973**	881	647	700
Collective	**1,442**	1,366	1,270	1,272
Total	**2,415**	2,247	1,917	1,972
Ratios (%)				
NPL ratio [2]	**1.5**	1.5	1.8	2.3
NPA ratio [3]	**1.0**	1.0	1.0	1.2
Cumulative impairment as % of gross customer loans [4]	**2.0**	2.0	2.0	2.3
Cumulative impairment as % of total assets	**1.3**	1.2	1.1	1.1
Collective impairment as % of gross customer loans net of individual impairment [4]	**1.4**	1.4	1.4	1.5

Group NPL ratio improved from 2.3% to 1.5%, and NPA ratio from 1.2% to 1.0% over the comparative periods.

Notes:

1 Where payment of interest or principal of an account is overdue, all outstanding balances of that account are deemed non-current and aged accordingly.

2 Refer to non-performing loans (excluding debt securities and contingent assets) as a percentage of gross customer loans.

3 Refer to non-performing assets (excluding contingent assets) as a percentage of total assets.

4 Debt securities and contingent assets were excluded from the computation.

Non-Performing Assets *(cont'd)*

	NPL	Cumulative Impairment	NPL Ratio	Secured NPL as % of respective NPL	Cumulative Impairment as % of respective NPL
	$m	$m	%	%	%
NPL by Region					
Singapore					
Sep 08	**527**	**906**	**0.8**	**56.5**	**171.9**
Jun 08	512	798	0.8	59.6	155.9
Dec 07	628	726	1.1	60.2	115.6
Sep 07	761	770	1.5	60.8	101.2
Malaysia					
Sep 08	**511**	**371**	**4.1**	**57.1**	**72.6**
Jun 08	522	398	4.3	55.6	76.2
Dec 07	495	368	4.2	61.8	74.3
Sep 07	527	343	4.7	65.8	65.1
Thailand					
Sep 08	**367**	**324**	**4.8**	**39.2**	**88.3**
Jun 08	367	318	5.3	40.6	86.6
Dec 07	436	348	6.5	45.6	79.8
Sep 07	418	322	6.6	49.3	77.0
Indonesia					
Sep 08	**79**	**98**	**2.0**	**78.5**	**124.1**
Jun 08	64	98	1.7	73.4	153.1
Dec 07	73	103	2.0	74.0	141.1
Sep 07	77	104	2.2	79.2	135.1
Greater China					
Sep 08	**24**	**69**	**0.6**	**58.3**	**287.5**
Jun 08	16	70	0.4	75.0	437.5
Dec 07	18	66	0.6	94.4	366.7
Sep 07	21	55	0.7	81.0	261.9
Other					
Sep 08	**121**	**306**	**1.1**	**47.9**	**252.9**
Jun 08	66	293	0.6	74.2	443.9
Dec 07	63	304	0.6	73.0	482.5
Sep 07	226	376	2.1	64.2	166.4
Group					
Sep 08	**1,629**	**2,074**	**1.5**	**53.3**	**127.3**
Jun 08	1,547	1,975	1.5	55.1	127.7
Dec 07	1,713	1,915	1.8	58.4	111.8
Sep 07	2,030	1,970	2.3	61.0	97.0

Non-Performing Assets *(cont'd)*

	Sep-08		Jun-08		Dec-07		Sep-07	
	NPL	Individual Impairment	NPL	Individual Impairment	NPL	Individual Impairment	NPL	Individual Impairment
	$m	$m	$m	$m	$m	$m	$m	$m
NPL by Industry								
Transport, storage and communication	**17**	**13**	19	14	20	12	27	14
Building and construction	**114**	**44**	129	46	145	46	263	76
Manufacturing	**398**	**213**	405	208	418	206	459	211
Non-bank financial institutions	**176**	**74**	137	29	179	33	236	41
General commerce	**307**	**162**	299	150	347	171	386	171
Professionals and private individuals	**255**	**96**	238	100	272	111	311	130
Housing loans	**263**	**28**	239	30	263	35	277	20
Other	**99**	**55**	81	48	69	31	71	35
	1,629	**685**	1,547	625	1,713	645	2,030	698
Restructured NPL for the quarter								
Substandard	**14**	**2**	15	3	16	1	25	1
Doubtful	**2**	**2**	1	1	3	2	1	-
Loss	**20**	**20**	15	15	5	5	7	7
Total	**36**	**24**	31	19	24	8	33	8

Performance by Business Segment

	PFS	IFS	GMIM	Other	Total
	$m	$m	$m	$m	$m
9M08					
Operating income	1,411	1,604	785	102	3,902
Operating expenses	(686)	(515)	(271)	5	(1,467)
Impairment charges	(28)	(139)	(128)	(132)	(427)
Amortisation of intangible assets	(3)	(5)	-	-	(8)
Segment profit	694	945	386	(25)	2,000
Unallocated corporate expenses					(52)
Share of profit of associates					89
Profit before tax					2,037
Segment assets	36,352	68,081	69,938	1,516	175,887
Intangible assets	1,186	2,311	668	80	4,245
Investment in associates					1,156
Unallocated assets					148
Total assets					181,436
Segment liabilities	60,862	50,226	50,805	1,444	163,337
Unallocated liabilities					575
Total liabilities					163,912
Other information					
Gross customer loans	36,091	66,416	-	-	102,507
Non-performing loans	518	1,111	-	-	1,629
Individual impairment on loans	124	561	-	-	685
Capital expenditure	35	37	8	40	120
Depreciation of assets	34	35	7	24	100
9M07					
Operating income	1,287	1,538	836	(64)	3,597
Operating expenses	(594)	(454)	(305)	(36)	(1,389)
Impairment charges	(46)	(65)	(22)	(39)	(172)
Amortisation of intangible assets	(3)	(6)	-	-	(9)
Segment profit	644	1,013	509	(139)	2,027
Unallocated corporate expenses					(73)
Share of profit of associates					159
Profit before tax					2,113
Segment assets	32,818	56,303	75,428	1,940	166,489
Intangible assets	1,193	2,337	671	80	4,281
Investment in associates					1,324
Unallocated assets					98
Total assets					172,192
Segment liabilities	55,500	45,660	50,822	1,632	153,614
Unallocated liabilities					922
Total liabilities					154,536
Other information					
Gross customer loans	32,574	54,557	-	-	87,131
Non-performing loans	588	1,442	-	-	2,030
Individual impairment on loans	150	548	-	-	698
Capital expenditure	41	44	4	306	395
Depreciation of assets	38	39	7	22	106

Performance by Business Segment *(cont'd)*

The Group's businesses are organised into the following four segments based on the types of products and services that it provides:

Personal Financial Services ("PFS")
PFS segment covers Consumer, Privilege and Private Banking. Consumer Banking serves the mass individual customers with a wide range of products and services, including deposits, loans, investments, credit and debit cards and life assurance products. Privilege Banking provides an extended range of financial services, including wealth management, offshore and restricted products such as structured notes, funds of hedge funds, and high networth insurance plans to the wealthy and affluent customers. For the accredited investors and high networth individuals, Private Banking provides an elevated level of personal financial services and consultation.

Segment profit rose 7.8% to $694 million in 9M08. The increase was mainly from higher net interest income driven by loan growth, and lower impairment charges on loans. These were partly negated by higher revenue-related expenses to support increased business activities.

Institutional Financial Services ("IFS")
IFS segment encompasses Commercial Banking, Corporate Banking, Corporate Finance, Debt Capital Markets, Venture Management and Alternative Investments. Commercial Banking serves the small and medium-sized enterprises. Corporate Banking serves large local corporations, government-linked companies and agencies, including non-bank financial institutions. Both Commercial Banking and Corporate Banking provide customers with a broad range of products and services that include current accounts, deposits, lending, asset finance, trade finance, structured finance, cash management and cross-border payments. Corporate Finance provides services that include lead managing and underwriting equity offerings and corporate advisory services. Debt Capital Markets specialises in solution-based structures to meet clients' financing requirements in structuring, underwriting and arranging syndicated loans for general corporate needs, leveraged buy-outs, project and structured finance, and underwriting and lead managing bond issues. Venture Management manages, advises and invests in private equity funds on behalf of the Group and third-party investors while Alternative Investments invests in third-party funds on behalf of the Group.

Segment profit reduced 6.7% to $945 million in 9M08. The decrease was mainly due to lower contribution from overseas operations, largely arising from higher impairment charges and lower profit from foreclosed properties. These were partly negated by higher net interest income and loan-related fees on strong loan growth from Singapore operations, and higher income from venture management activities.

Global Markets and Investment Management ("GMIM")
GMIM segment provides a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading, futures broking, gold products, as well as an array of structured products. It is a dominant player in Singapore dollar treasury instruments as well as a provider of banknote services in the region. It also engages in asset management, proprietary investment activities and the management of excess liquidity and capital funds.

Segment profit decreased 24.2% to $386 million in 9M08 as performance was partly affected by the continuing deterioration of the global equity and credit markets. The decrease was mainly attributed to mark-to-market losses from trading securities. These were partially negated by higher realised gain on investment securities.

Other
Other segment includes property-related activities, insurance businesses and income and expenses not attributed to other business segments.

Segment loss reduced 82.0% to $25 million in 9M08. The improvement was mainly due to higher realised gain on investment securities and higher rental income on properties. These were partly offset by higher collective impairment provision for the expanded loan portfolio.

Performance by Geographical Segment [1]

	9M08	9M07	3Q08	2Q08	3Q07
	$m	$m	$m	$m	$m
Total Operating Income					
Singapore	**2,490**	2,201	**751**	948	660
Malaysia	**408**	416	**128**	137	129
Thailand	**344**	321	**114**	116	101
Indonesia	**206**	206	**75**	66	63
Greater China	**118**	118	**41**	48	35
Other	**336**	335	**105**	109	119
Total	**3,902**	3,597	**1,213**	1,424	1,107

	9M08	9M07	3Q08	2Q08	3Q07
Profit before Tax					
Singapore	**1,508**	1,516	**421**	602	442
Malaysia	**169**	219	**60**	29	75
Thailand	**65**	(7)	**25**	9	19
Indonesia	**75**	112	**26**	22	35
Greater China [2]	**31**	63	**14**	21	13
Other	**196**	218	**38**	76	79
	2,046	2,122	**583**	759	663
Intangible assets amortised	**(8)**	(9)	**(3)**	(3)	(3)
Total	**2,037**	2,113	**580**	757	660

Singapore and the regional countries were the main contributors to the Group's pre-tax profit. They accounted for 73.7% and 15.1% of the pre-tax profit of the Group in 9M08 respectively.

	Sep-08	Jun-08	Dec-07	Sep-07
	$m	$m	$m	$m
Total Assets				
Singapore	**118,760**	116,544	111,305	107,350
Malaysia	**16,903**	17,756	15,771	15,740
Thailand	**8,779**	8,800	9,740	10,036
Indonesia	**4,359**	4,040	3,943	4,155
Greater China	**7,963**	7,613	7,644	7,580
Other	**20,427**	21,803	22,282	23,050
	177,190	176,557	170,685	167,911
Intangible assets	**4,245**	4,241	4,265	4,281
Total	**181,436**	180,797	174,950	172,192

Notes:

1 Based on the location where the transactions and assets are booked which approximates that based on the location of the customers and assets. Information is stated after elimination of inter-segment transactions.

2 Excluding the revaluation loss on the USD capital injected in United Overseas Bank (China) Limited, the pre-tax profit for Greater China would be $73m, $16m and $32m for 9M08, 3Q08 and 2Q08 respectively. The USD capital was funded by borrowing of the same currency and amount in Singapore.

Capital Adequacy Ratios

	Sep-08	Jun-08	Dec-07	Sep-07
	$m	$m	$m	$m
Tier 1 capital				
Share capital	**1,896**	1,895	2,014	2,070
Preference shares	**2,149**	832	832	832
Disclosed reserves / other	**13,969**	13,762	13,894	13,603
Capital deductions				
Intangible assets	**(4,257)**	(4,253)	(4,279)	(4,295)
Other	**(580)**	(606)	-	-
	13,177	11,630	12,461	12,210
Upper Tier 2 capital				
Cumulative collective impairment / other	**708**	730	1,511	1,562
Subordinated notes	**4,974**	4,718	5,196	5,217
Capital deductions	**(580)**	(606)	-	-
	5,102	4,842	6,707	6,779
Capital deductions	-	-	(1,086)	(1,215)
Total capital	**18,279**	16,472	18,082	17,774
Risk-weighted assets [1]	**118,044**	114,368	124,772	120,181
Capital adequacy ratios ("CAR")				
Tier 1	**11.2%**	10.2%	10.0%	10.2%
Total	**15.5%**	14.4%	14.5%	14.8%

The Group adopted Basel II framework for its CAR computation in accordance with the revised MAS Notice 637 with effect from January 2008.

Group tier 1 and total CAR increased over 30 June 2008 to 11.2% and 15.5% as at 30 September 2008 respectively. The increase was mainly attributed to the issuance of S$1.32 billion Class E non-cumulative, non-convertible preference shares, partly offset by higher risk-weighted assets.

Group tier 1 CAR and total CAR as at 30 September 2008 were 5.2% points and 5.5% points above the minimum 6% and 10% required by MAS respectively.

Note:

1 Include operational risk (with effect from January 2008) and market risk.

Consolidated Profit and Loss Account (Unaudited)

	9M08	9M07	+/(-)	**3Q08**	2Q08	+/(-)	3Q07	+/(-)
	$m	$m	%	**$m**	$m	%	$m	%
Interest income	**5,193**	5,576	(6.9)	**1,727**	1,672	3.3	1,789	(3.4)
Less: Interest expense	**2,575**	3,339	(22.9)	**834**	798	4.5	1,075	(22.4)
Net interest income	**2,618**	2,237	17.0	**893**	873	2.3	714	25.1
Dividend income	**55**	47	16.4	**12**	41	(70.7)	9	27.5
Fee and commission income	**866**	908	(4.6)	**274**	289	(5.4)	319	(14.1)
Rental income	**81**	54	48.7	**29**	27	8.8	21	40.2
Other operating income	**282**	351	(19.6)	**5**	194	(97.7)	44	(89.6)
Total non-interest income	**1,284**	1,360	(5.6)	**319**	550	(41.9)	393	(18.6)
Total operating income	**3,902**	3,597	8.5	**1,213**	1,424	(14.8)	1,107	9.6
Less: Staff costs	**808**	767	5.3	**262**	279	(5.9)	254	3.2
Other operating expenses	**711**	696	2.1	**242**	240	0.8	233	3.7
Total operating expenses	**1,518**	1,463	3.8	**504**	518	(2.8)	487	3.5
Operating profit before amortisation and impairment charges	**2,384**	2,134	11.7	**709**	905	(21.7)	620	14.4
Less: Intangible assets amortised	**8**	9	(7.3)	**3**	3	9.0	3	5.6
Impairment charges	**427**	172	147.8	**158**	180	(12.5)	4	NM
Operating profit after amortisation and impairment charges	**1,949**	1,953	(0.2)	**548**	723	(24.1)	613	(10.6)
Share of profit of associates	**89**	159	(44.5)	**32**	34	(5.1)	47	(31.3)
Profit before tax	**2,037**	2,113	(3.6)	**580**	757	(23.3)	660	(12.1)
Less: Tax	**412**	457	(9.9)	**97**	152	(36.2)	142	(31.8)
Profit for the financial period	**1,626**	1,656	(1.8)	**484**	605	(20.0)	518	(6.7)
Attributable to:								
Equity holders of the Bank	**1,605**	1,603	0.1	**475**	601	(20.9)	501	(5.1)
Minority interests	**21**	53	(60.8)	**9**	4	97.9	18	(51.4)
	1,626	1,656	(1.8)	**484**	605	(20.0)	518	(6.7)
Earnings per ordinary share ($) [1]								
Basic	**1.39**	1.38	0.7	**1.23**	1.57	(21.7)	1.29	(4.7)
Diluted	**1.39**	1.38	0.7	**1.23**	1.57	(21.7)	1.29	(4.7)

Note:
1 Annualised

Consolidated Balance Sheet (Unaudited)

	Sep-08	Jun-08	Dec-07 [1]	Sep-07
	$m	$m	$m	$m
Equity				
Share capital	**1,896**	1,895	2,014	2,070
Preference shares	**2,149**	832	832	832
Capital reserves	**1,864**	2,720	3,714	4,041
Statutory reserves	**3,132**	3,132	3,132	3,130
Revenue reserves	**7,924**	7,760	7,328	6,833
Share of reserves of associates	**190**	244	310	343
Equity attributable to equity holders of the Bank	**17,155**	16,583	17,329	17,249
Minority interests	**368**	364	398	407
Total	**17,523**	16,947	17,726	17,656
Liabilities				
Deposits and balances of banks and agents	**32,649**	36,455	32,091	33,692
Deposits and balances of non-bank customers	**113,123**	109,004	106,967	104,798
Bills and drafts payable	**2,043**	1,970	1,824	585
Other liabilities	**9,904**	10,084	9,675	8,749
Debts issued	**6,194**	6,337	6,666	6,712
Total	**163,912**	163,850	157,224	154,536
Total equity and liabilities	**181,436**	180,797	174,950	172,192
Assets				
Cash, balances and placements with central banks	**17,329**	18,607	17,667	20,707
Singapore Government treasury bills and securities	**6,387**	9,173	9,134	9,968
Other government treasury bills and securities	**3,416**	3,745	3,482	3,728
Trading securities	**208**	411	410	440
Placements and balances with banks and agents	**18,583**	15,625	15,207	16,379
Loans to non-bank customers	**100,433**	97,395	92,669	85,161
Investment securities	**17,570**	18,316	19,417	19,501
Other assets	**9,929**	10,055	9,359	8,598
Investment in associates	**1,156**	1,183	1,261	1,324
Properties and other fixed assets	**2,180**	2,047	2,081	2,105
Intangible assets	**4,245**	4,241	4,265	4,281
Total	**181,436**	180,797	174,950	172,192
Off-Balance Sheet Items				
Contingent liabilities	**13,827**	13,819	13,082	11,952
Financial derivatives	**418,953**	447,758	388,058	417,212
Commitments	**47,941**	48,872	48,359	50,215
Net asset value per ordinary share ($)	**9.96**	10.46	10.91	10.84

Note:

1 Audited.

Consolidated Statement of Changes in Equity (Unaudited)

	Equity Attributable to Equity Holders of the Bank								
	Share Capital	Preference Shares	Capital Reserves	Statutory Reserves	Revenue Reserves	Share of Reserves of Associates	Total	Minority Interests	Total Equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 1 January 2008	2,014	832	3,714	3,132	7,328	310	17,329	398	17,726
Currency translation adjustments	-	-	(193)	-	-	-	(193)	(11)	(204)
Change in available-for-sale reserve									
Net change in fair value	-	-	(1,625)	-	-	-	(1,625)	(10)	(1,635)
Transferred to profit and loss account on disposal / impairment	-	-	(42)	-	-	-	(42)	0	(42)
Change in share of associates' reserves	-	-	-	-	-	(119)	(119)	-	(119)
Total losses recognised directly in equity	-	-	(1,860)	-	-	(119)	(1,979)	(21)	(2,001)
Profit for the financial period	-	-	-	-	1,605	-	1,605	21	1,626
Total gains / (losses) recognised for the financial period	-	-	(1,860)	-	1,605	(119)	(375)	(1)	(375)
Transfer from / (to) revenue reserves	-	-	(0)	1	(1)	-	-	-	-
Change in minority interests	-	-	-	-	-	-	-	(1)	(1)
Dividends	-	-	-	-	(1,009)	-	(1,009)	(28)	(1,037)
Share buyback - held in treasury	(120)	-	-	-	-	-	(120)	-	(120)
Share-based payment	-	-	10	-	-	-	10	-	10
Issue of shares under share option scheme	2	-	-	-	-	-	2	-	2
Issue of Class E preference shares	-	1,317	-	-	-	-	1,317	-	1,317
Balance at 30 September 2008	1,896	2,149	1,864	3,132	7,924	190	17,155	368	17,523
Balance at 1 January 2007	2,247	832	3,969	3,130	6,356	257	16,791	385	17,176
Currency translation adjustments	-	-	35	-	-	-	35	(9)	26
Change in available-for-sale reserve									
Net change in fair value	-	-	260	-	-	-	260	3	263
Transferred to profit and loss account on disposal / impairment	-	-	(127)	-	-	-	(127)	(0)	(127)
Change in share of associates' reserves	-	-	-	-	-	82	82	-	82
Transfer to revenue reserves upon liquidation of associates	-	-	-	-	(5)	5	-	-	-
Total gains / (losses) recognised directly in equity	-	-	168	-	(5)	87	250	(6)	243
Profit for the financial period	-	-	-	-	1,603	-	1,603	53	1,656
Total gains recognised for the financial period	-	-	168	-	1,599	87	1,853	46	1,899
Transfer from / (to) revenue reserves	-	-	(96)	0	96	-	-	-	-
Change in minority interests	-	-	-	-	-	-	-	20	20
Dividends	-	-	-	-	(1,218)	-	(1,218)	(45)	(1,262)
Share buyback - held in treasury	(183)	-	-	-	-	-	(183)	-	(183)
Issue of shares under share option scheme	6	-	-	-	-	-	6	-	6
Balance at 30 September 2007	2,070	832	4,041	3,130	6,833	343	17,249	407	17,656

Consolidated Statement of Changes in Equity (Unaudited)

	Equity Attributable to Equity Holders of the Bank								
	Share Capital $m	Preference Shares $m	Capital Reserves $m	Statutory Reserves $m	Revenue Reserves $m	Share of Reserves of Associates $m	Total $m	Minority Interests $m	Total Equity $m
Balance at 1 July 2008	1,895	832	2,720	3,132	7,760	244	16,583	364	16,947
Currency translation adjustments	-	-	123	-	-	-	123	7	130
Change in available-for-sale reserve									
Net change in fair value	-	-	(1,030)	-	-	-	(1,030)	(5)	(1,035)
Transferred to profit and loss account on disposal / impairment	-	-	47	-	-	-	47	1	47
Change in share of associates' reserves	-	-	-	-	-	(53)	(53)	-	(53)
Total gains / (losses) recognised directly in equity	-	-	(860)	-	-	(53)	(913)	3	(910)
Profit for the financial period	-	-	-	-	475	-	475	9	484
Total gains / (losses) recognised for the financial period	-	-	(860)	-	475	(53)	(438)	11	(426)
Change in minority interests	-	-	-	-	-	-	-	(0)	(0)
Dividends	-	-	-	-	(311)	-	(311)	(8)	(319)
Share-based payment	-	-	3	-	-	-	3	-	3
Issue of shares under share option scheme	0	-	-	-	-	-	0	-	0
Issue of Class E preference shares	-	1,317	-	-	-	-	1,317	-	1,317
Balance at 30 September 2008	1,896	2,149	1,864	3,132	7,924	190	17,155	368	17,523
Balance at 1 July 2007	2,239	832	4,215	3,130	6,776	317	17,511	396	17,908
Currency translation adjustments	-	-	(99)	-	-	-	(99)	(10)	(110)
Change in available-for-sale reserve									
Net change in fair value	-	-	(21)	-	-	-	(21)	0	(20)
Transferred to profit and loss account on disposal / impairment	-	-	(55)	-	-	-	(55)	(0)	(55)
Change in share of associates' reserves	-	-	-	-	-	26	26	-	26
Transfer to revenue reserves upon liquidation of associates	-	-	-	-	0	(0)	-	-	-
Total gains / (losses) recognised directly in equity	-	-	(175)	-	0	26	(148)	(10)	(158)
Profit for the financial period	-	-	-	-	501	-	501	18	518
Total gains / (losses) recognised for the financial period	-	-	(175)	-	501	26	352	8	360
Transfer from / (to) revenue reserves	-	-	(0)	-	0	-	-	-	-
Change in minority interests	-	-	-	-	-	-	-	21	21
Dividends	-	-	-	-	(446)	-	(446)	(18)	(464)
Share buyback - held in treasury	(170)	-	-	-	-	-	(170)	-	(170)
Issue of shares under share option scheme	1	-	-	-	-	-	1	-	1
Balance at 30 September 2007	2,070	832	4,041	3,130	6,833	343	17,249	407	17,656

Consolidated Cash Flow Statement (Unaudited)

	9M08	9M07	3Q08	3Q07
	$m	$m	$m	$m
Cash flows from operating activities				
Operating profit before amortisation and impairment charges	**2,384**	2,134	**709**	620
Adjustments for:				
Depreciation of assets	**100**	106	**33**	36
Net gain on disposal of assets	**(171)**	(145)	**(14)**	(81)
Share-based payment	**10**	-	**3**	-
Operating profit before working capital changes	**2,323**	2,095	**731**	574
Increase / (decrease) in working capital				
Deposits	**6,712**	9,490	**312**	2,283
Bills and drafts payable	**220**	196	**73**	106
Other liabilities	**544**	603	**71**	676
Trading securities	**202**	44	**203**	122
Placements and balances with banks and agents	**(3,376)**	8,152	**(2,959)**	3,216
Loans to non-bank customers	**(8,038)**	(8,375)	**(3,140)**	(2,669)
Other assets	**(605)**	(478)	**131**	(876)
Cash generated from operations	**(2,018)**	11,728	**(4,577)**	3,431
Income tax paid	**(695)**	(429)	**(332)**	(174)
Net cash (used in) / provided by operating activities	**(2,712)**	11,298	**(4,909)**	3,256
Cash flows from investing activities				
Net cash flow on disposal / (acquisition) of:				
Investment securities and associates	**207**	(1,648)	**(289)**	(803)
Properties and other fixed assets	**(185)**	(339)	**(160)**	(39)
Change in minority interests	**(1)**	20	**(0)**	21
Dividends received from associates	**57**	76	**1**	21
Net cash provided by / (used in) investing activities	**78**	(1,890)	**(448)**	(800)
Cash flows from financing activities				
Proceeds from issue of ordinary shares	**2**	6	**0**	1
Net proceeds from issue of Class E preference shares	**1,317**	-	**1,317**	-
Net (decrease) / increase in debts issued	**(473)**	116	**(143)**	(626)
Share buyback	**(120)**	(183)	**-**	(170)
Dividends paid on ordinary shares	**(979)**	(1,185)	**(301)**	(436)
Dividends paid on preference shares	**(41)**	(44)	**(21)**	(22)
Dividends paid to minority interests	**(28)**	(45)	**(8)**	(26)
Net cash (used in) / provided by financing activities	**(321)**	(1,334)	**846**	(1,278)
Currency translation adjustments	**(195)**	38	**118**	(99)
Net (decrease) / increase in cash and cash equivalents for the financial period	**(3,151)**	8,112	**(4,393)**	1,080
Cash and cash equivalents at beginning of the financial period	**30,283**	26,292	**31,525**	33,323
Cash and cash equivalents at end of the financial period	**27,132**	34,403	**27,132**	34,403
Represented by:				
Cash, balances and placements with central banks	**17,329**	20,707	**17,329**	20,707
Singapore Government treasury bills and securities	**6,387**	9,968	**6,387**	9,968
Other government treasury bills and securities	**3,416**	3,728	**3,416**	3,728
Cash and cash equivalents at end of the financial period	**27,132**	34,403	**27,132**	34,403

Balance Sheet of the Bank (Unaudited)

	Sep-08	Jun-08	Dec-07 [1]	Sep-07
	$m	$m	$m	$m
Equity				
Share capital	**1,896**	1,895	2,014	2,070
Preference shares	**1,317**	-	-	-
Capital reserves	**2,107**	3,060	3,597	3,845
Statutory reserves	**2,753**	2,753	2,753	2,753
Revenue reserves	**6,015**	5,996	5,623	5,386
Total	**14,088**	13,703	13,987	14,054
Liabilities				
Deposits and balances of banks and agents	**30,956**	33,101	30,142	30,066
Deposits and balances of non-bank customers	**90,247**	87,687	84,312	81,975
Deposits and balances of subsidiaries	**3,695**	3,742	4,047	4,156
Total deposits and balances	**124,897**	124,531	118,502	116,198
Bills and drafts payable	**185**	217	372	380
Other liabilities	**7,230**	7,382	7,013	6,103
Debts issued	**6,709**	6,418	6,665	6,645
Total	**139,022**	138,547	132,551	129,327
Total equity and liabilities	**153,110**	152,251	146,538	143,381
Assets				
Cash, balances and placements with central banks	**14,154**	14,628	14,976	16,936
Singapore Government treasury bills and securities	**6,295**	9,054	9,052	9,879
Other government treasury bills and securities	**1,729**	2,266	1,878	2,309
Trading securities	**148**	314	110	197
Placements and balances with banks and agents	**16,124**	12,314	13,220	13,576
Loans to non-bank customers	**76,695**	74,883	71,994	65,256
Placements with and advances to subsidiaries	**3,299**	3,487	646	1,520
Investment securities	**16,533**	17,278	18,205	17,884
Other assets	**8,499**	8,522	7,687	7,043
Investment in associates	**372**	372	373	373
Investment in subsidiaries	**4,607**	4,604	3,859	3,848
Properties and other fixed assets	**1,473**	1,345	1,357	1,376
Intangible assets	**3,182**	3,182	3,182	3,182
Total	**153,110**	152,251	146,538	143,381
Off-Balance Sheet Items				
Contingent liabilities	**11,428**	11,345	11,089	9,736
Financial derivatives	**401,352**	428,460	377,779	401,192
Commitments	**39,903**	40,365	39,872	41,874
Net asset value per ordinary share ($)	**8.48**	9.10	9.25	9.28

Note:

1 Audited.

Statement of Changes in Equity of the Bank (Unaudited)

	Share Capital $m	Preference Share $m	Capital Reserves $m	Statutory Reserves $m	Revenue Reserves $m	Total Equity $m
Balance at 1 January 2008	**2,014**	**-**	**3,597**	**2,753**	**5,623**	**13,987**
Currency translation adjustments	-	-	(18)	-	-	(18)
Change in available-for-sale reserve						
Net change in fair value	-	-	(1,513)	-	-	(1,513)
Transferred to profit and loss account on disposal / impairment	-	-	31	-	-	31
Total losses recognised directly in equity	-	-	(1,500)	-	-	(1,500)
Profit for the financial period	-	-	-	-	1,370	1,370
Total gains / (losses) recognised for the financial period	-	-	(1,500)	-	1,370	(130)
Dividends	-	-	-	-	(979)	(979)
Share buyback - held in treasury	(120)	-	-	-	-	(120)
Share-based payment	-	-	10	-	-	10
Issue of shares under share option scheme	2	-	-	-	-	2
Issue of Class E preference shares	-	1,317	-	-	-	1,317
Balance at 30 September 2008	**1,896**	**1,317**	**2,107**	**2,753**	**6,015**	**14,088**
Balance at 1 January 2007	2,247	-	3,818	2,753	4,989	13,807
Currency translation adjustments	-	-	(0)	-	-	(0)
Change in available-for-sale reserve						
Net change in fair value	-	-	200	-	-	200
Transferred to profit and loss account on disposal / impairment	-	-	(125)	-	-	(125)
Total gains recognised directly in equity	-	-	75	-	-	75
Profit for the financial period	-	-	-	-	1,534	1,534
Total gains recognised for the financial period	-	-	75	-	1,534	1,609
Transfer to revenue reserves	-	-	(48)	-	48	-
Dividends	-	-	-	-	(1,185)	(1,185)
Share buyback - held in treasury	(183)	-	-	-	-	(183)
Issue of shares under share option scheme	6	-	-	-	-	6
Balance at 30 September 2007	2,070	-	3,845	2,753	5,386	14,054

Statement of Changes in Equity of the Bank (Unaudited)

	Share Capital $m	Preference Share $m	Capital Reserves $m	Statutory Reserves $m	Revenue Reserves $m	Total Equity $m
Balance at 1 July 2008	**1,895**	**-**	**3,060**	**2,753**	**5,996**	**13,703**
Currency translation adjustments	-	-	(15)	-	-	(15)
Change in available-for-sale reserve						
Net change in fair value	-	-	(977)	-	-	(977)
Transferred to profit and loss account on disposal / impairment	-	-	36	-	-	36
Total losses recognised directly in equity	-	-	(956)	-	-	(956)
Profit for the financial period	-	-	-	-	320	320
Total gains / (losses) recognised for the financial period	-	-	(956)	-	320	(635)
Dividends	-	-	-	-	(301)	(301)
Share-based payment	-	-	3	-	-	3
Issue of shares under share option scheme	0	-	-	-	-	0
Issue of Class E preference shares	-	1,317	-	-	-	1,317
Balance at 30 September 2008	**1,896**	**1,317**	**2,107**	**2,753**	**6,015**	**14,088**
Balance at 1 July 2007	2,239	-	3,972	2,753	5,435	14,399
Currency translation adjustments	-	-	(2)	-	-	(2)
Change in available-for-sale reserve						
Net change in fair value	-	-	(72)	-	-	(72)
Transferred to profit and loss account on disposal / impairment	-	-	(53)	-	-	(53)
Total losses recognised directly in equity	-	-	(127)	-	-	(127)
Profit for the financial period	-	-	-	-	387	387
Total gains/(losses) recognised for the financial period	-	-	(127)	-	387	260
Dividends	-	-	-	-	(436)	(436)
Share buy back - held in treasury	(170)	-	-	-	-	(170)
Issue of shares under share option scheme	1	-	-	-	-	1
Balance at 30 September 2007	2,070	-	3,845	2,753	5,386	14,054

<u>Collateralised Debt Obligations</u> ("CDO")

	Sep-08	Jun-08	Dec-07	Sep-07
	$m	$m	$m	$m
ABS CDO				
Exposure	**85**	81	86	90
Allowance	**85**	81	40	2
Corporate CDO				
Exposure	**189**	183	229	298
Allowance	**114**	76	59	53
Total				
Exposure	**274**	264	315	388
Allowance	**199**	157	99	55

As at 30 September 2008, 68% of the corporate CDO portfolio was rated by Standard & Poor's with 43% rated A and above. The underlying assets of the ABS CDO were dominantly residential mortgages.

The information is provided with reference to the disclosure guidelines of the Financial Stability Forum ("FSF"). In the context of the FSF, the Group had no exposure to special purpose entities as at 30 September 2008.

CME Group
A CME/Chicago Board of Trade Company

20 South Wacker Drive
Chicago, IL 60606-7499
www.cme.com
312/930.1000 tel
312/466.4410 fax

Special Executive Report

Executive Summary

November 10, 2008

WEEKLY POSTING
MEMBERSHIP/SHARE SALES AND TRANSFERS

Members having any information regarding the transferees listed below are requested to communicate the same to the Shareholder Relations and Membership Services Department ("the Department") on or before **December 01, 2008.**

In accordance with CME Rule 110, "At the conclusion of the 20 day claim filing period, the Market Regulation Department and the Department shall conduct an investigation of all claims properly filed against the seller's membership or its proceeds."

All claims against the seller of a membership shall be submitted in writing to the Department on or before **December 01, 2008.**

TRANSFEREE	DIVISION	TRANSFEROR	RULE/AMOUNT	DATE
KEVIN J. MCLAREN	FULL	EDWARD REARDON	$303,000	11/3/2008
ALEXANDER E. KOTTOULAS	FULL	PATRICK A. WALSH	$300,000	11/3/2008
SAMUEL J PESOLI	FULL	BENJAMIN S. NITKA	$295,000	11/3/2008
GARY J. HOUSMAN	IDEM	ANTHONY J. SPROVIER	$20,000	11/3/2008
DAVID P. GLYNN	COM	RYAN EDWARD FEIGENWINTER	$42,500 (match bid/offer)	11/3/2008
THOMAS G. SELDEN	AM	@ CRAIG P. FORSMAN	$131,000	11/4/2008
ROBERT LEE STEELE	FULL	NIDERA INC.	106F Transfer	11/4/2008
MARCELO L MARTINS	FULL	NIDERA INC.	106F Transfer	11/4/2008
SHATKIN ARBOR INC. SHATKIN ARBOR, INC	IDEM	SHATKIN ARBOR INC.	106F Transfer	11/4/2008
GETCO L.L.C.	AM	@ MATTHEW WENDT	$120,000	11/4/2008
SHATKIN ARBOR INC. SHATKIN ARBOR, INC	IDEM	@ JOHN P. GENGE	106F Transfer	11/4/2008
DRW INVESTMENTS, LLC	FULL	DONALD R. WILSON JR.	$300,000 (match bid/offer)	11/5/2008
NICOLAS BACKER	FULL	NIDERA INC.	106F Transfer	11/7/2008
MICHAEL ESSANY	IDEM	THOMAS A. GRISAFI	$19,000 (match bid/offer)	11/7/2008
SEAN E. COYLE	FULL	PAUL M. GRISAFI	$275,000 (match bid/offer)	11/7/2008
JAMES WILLIAM VICARS	FULL	COURTNEY SMITH LARSON	106F Transfer	11/7/2008
ERIK O. THYBONY	COM	JUSTIN MARTIN	106F Transfer	11/7/2008
JUSTIN MARTIN	FULL	DRW INVESTMENTS, LLC	106F Transfer	11/7/2008
COURTNEY SMITH LARSON	FULL	BENJAMIN S. ROBISON	106F Transfer	11/7/2008

* = New Applicant
** = Shareholder
# = New Applicant Previously Posted
@ = Only CBOT membership privilege to date for this person

NEW APPLICANTS FOR MEMBERSHIP

The applicants listed below are applying for membership and will be transferred membership at a later date. Any member having any information regarding these applicants is requested to communicate the same to the Shareholder Relations and Membership Services Department on or before **December 01, 2008**. Photographs of new applicants will be displayed on the bulletin boards located on the East side of the upper and lower trading floors.

APPLICANT NAME	DIVISION
COLIN M CLARKE STE. 210 141 W. JACKSON CHICAGO, IL 60604	AM
BOBAK R. FARZIN SUITE 210 141 W. JACKSON CHICAGO, IL 60604	AM
ANKIT B. PATEL UNIT 2013 211 E. OHIO ST. CHICAGO, IL 60611	IDEM
EVAN J. SALMELA APT. 218 525 W. DEMING PLACE CHICAGO, IL 60614-5949	* COM
PAUL J. TAVARCZKY #2 1655 W WAVELAND AVE CHICAGO, IL 60613	FULL
SEAN R. WIMER 18771 MEADOW LANE MUNDELEIN, IL 60060	* COM

* = Delegate Applicant
** = Revocable Family Transfer Applicant

No member firm changes to be posted this week.

Lease Terminations

Lessor (Membership Type) - Session	Lessee	Date
DONAHOE, JAMES P. (AM)	ALCANTAR, JOEL @	11/03/2008
EYRE, CARLA J. (IDEM)	ANDERSEN, DAWN L. @	11/03/2008
MALATO, LAWRENCE (AM)	BRANDT, PETER D	11/08/2008
NITKA, BENJAMIN S. (FULL)	CASHMAN, BRENDAN E.	11/03/2008
GHOLSON, DAVID L. (FULL)	CULBERTSON, MELISA @	11/03/2008
FELDMAN, VICTOR D. (IDEM)	HAMILTON, JAMES E. @	11/07/2008
BRAULT JR., JEROME J. (GIM)	JISA, DANIEL	11/05/2008
LAWRENCE J. BLUM TRUST DATED JANUARY 30, 2006 (FULL)	KOTTOULAS, ALEXANDER E.	11/04/2008
ALFRED STREET NOMINEES PTY LIMITED (FULL)	LARSON, COURTNEY SMITH	11/07/2008
ALFRED STREET NOMINEES PTY LIMITED (FULL)	LOPATA, ROBERT B.	11/07/2008
ZAUG, TIMOTHY C. (FULL)	PESOLI, SAMUEL J	11/07/2008
COXE, ALEXANDER B. (IDEM)	PULLIA, VINCENT @	11/03/2008
REARDON, EDWARD (FULL)	STANICH JR., JEFFREY L.	11/03/2008
MACKIMM, DAVID G (FULL)	WILSON, KEVIN C.	11/04/2008

END

^ = Membership Sold / Transferred
@ = This is the only membership privilege to date for this person.